UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

5 Yunitsman St.,
Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On March 8, 2023, Wix.com Ltd. (NASDAQ: WIX) (the “Company”) issued a press release titled “Wix Announces Changes to Board of Directors to Support New Phase of Value Creation”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2023
WIX.COM LTD.

By: /s/ Naama Kaenan
Name: Naama Kaenan
Title: General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated March 8, 2023 titled “Wix Announces Changes to Board of Directors to Support New Phase of Value Creation”.